March 31, 2018 Unaudited Condensed Consolidated Financial Statements

Suite 1188, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

Phone: (604) 687-4018

Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except per share amounts)

	Note	March 31, 2018	December 31, 2017

		$	$
ASSETS
Current assets
Cash and cash equivalents		454,200	479,501
Term deposits		5,524	5,508
Restricted cash		318	310
Marketable securities		4,104	5,010
Accounts receivable and other		79,587	78,344
Inventories		180,268	168,844
		724,001	737,517
Restricted cash and other assets		18,525	22,902
Defined benefit pension plan		9,611	9,919
Property, plant and equipment		4,243,803	4,227,397
Goodwill	4	92,591	92,591
		5,088,531	5,090,326
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		101,276	110,541
Current portion of asset retirement obligation		2,682	3,489
		103,958	114,030
Debt	5	594,332	593,783
Other non-current liability		1,664	110
Defined benefit pension plan		13,854	13,599
Asset retirement obligations		96,863	96,195
Deferred income tax liabilities		546,728	549,127
		1,357,399	1,366,844
Equity
Share capital		3,007,924	3,007,924
Treasury stock		(11,056)	(11,056)
Contributed surplus		2,618,323	2,616,593
Accumulated other comprehensive loss		(22,080)	(21,350)
Deficit		(1,939,851)	(1,948,569)
Total equity attributable to shareholders of the Company		3,653,260	3,643,542
Attributable to non-controlling interests		77,872	79,940
		3,731,132	3,723,482
		5,088,531	5,090,326

Approved on behalf of the Board of Directors

(Signed) John Webster     Director                              (Signed) George Burns      Director

Date of approval: April 26, 2018

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the quarter ended March 31	Note	2018	2017
		$	$
Revenue
Metal sales	6	131,905	111,880

Cost of sales
Production costs		67,235	50,688
Depreciation and amortization		29,188	18,064
		96,423	68,752
Gross profit		35,482	43,128

Exploration expenses		4,148	5,247
Mine standby costs		2,706	1,031
Other operating items		-	2,133
General and administrative expenses		8,225	11,614
Defined benefit pension plan expense		1,083	831
Share based payments	8	1,318	5,128
Write-down of assets		4,024	1,054
Foreign exchange loss		1,142	88
Operating profit		12,836	16,002

Gain (loss) on disposal of assets		86	(307)
Gain on derivatives and other investments		788	34
Other income		3,097	2,349
Asset retirement obligation accretion		(510)	(523)
Interest and financing costs		(3,564)	(1,110)

Profit from continuing operations before income tax		12,733	16,445
Income tax expense		7,084	10,776
Profit from continuing operations		5,649	5,669
Loss from discontinued operations		-	(3,000)
Profit for the period		5,649	2,669

Attributable to:
Shareholders of the Company		8,718	3,834
Non-controlling interests		(3,069)	(1,165)
Profit for the period		5,649	2,669

Profit (loss) attributable to shareholders of the Company
Continuing operations		8,718	6,834
Discontinued operations		-	(3,000)
		8,718	3,834

Weighted average number of shares outstanding (thousands)
Basic		794,011	716,600
Diluted		794,011	717,283

Profit per share attributable to shareholders
of the Company:
Basic profit per share		0.01	0.01
Diluted profit per share		0.01	0.01

Profit per share attributable to shareholders
of the Company - continuing operations:
Basic profit per share		0.01	0.01
Diluted profit per share		0.01	0.01

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31	2018	2017
	$	$

Profit for the period	5,649	2,669
Other comprehensive income:
Change in fair value of available-for-sale financial assets	(739)	16,864
Income tax on change in fair value of available-for-sale financial assets	-	(2,144)
Actuarial losses on defined benefit pension plans	9	105
Total other comprehensive income for the period	(730)	14,825
Total comprehensive profit for the period	4,919	17,494

Attributable to:
Shareholders of the Company	7,988	18,659
Non-controlling interests	(3,069)	(1,165)
	4,919	17,494

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31	Note	2018	2017
		$	$
Cash flows generated from (used in):
Operating activities
Profit for the period from continuing operations		5,649	5,669
Items not affecting cash:
Asset retirement obligation accretion		510	523
Depreciation and amortization		29,188	18,064
Unrealized foreign exchange loss (gain)		249	(74)
Deferred income tax recovery		(2,399)	(2,713)
(Gain) loss on disposal of assets		(86)	307
Write-down of assets		4,024	1,054
Gain on marketable securities and other investments		(788)	(34)
Share based payments		1,318	5,128
Defined benefit pension plan expense		1,083	831
		38,748	28,755
Property reclamation payments		(807)	(591)
Changes in non-cash working capital	10	(15,055)	22,610
Net cash provided by operating activities of continuing operations		22,886	50,774
Net cash used by operating activities of discontinued operations		-	(3,000)

Investing activities
Purchase of property, plant and equipment		(66,986)	(73,837)
Proceeds from the sale of property, plant and equipment		61	1
Proceeds on pre-commercial production sales		13,382	-
Value added taxes related to mineral property expenditures, net		6,214	23,584
Investment in term deposits		(16)	(225,966)
Increase in restricted cash		(842)	(4)
Net cash used by investing activities of continuing operations		(48,187)	(276,222)

Financing activities
Issuance of common shares for cash		-	554
Dividend paid to shareholders		-	(10,610)
Purchase of treasury stock		-	(2,049)
Net cash used by financing activities of continuing operations		-	(12,105)

Net decrease in cash and cash equivalents		(25,301)	(240,553)
Cash and cash equivalents - beginning of period		479,501	883,171
Cash and cash equivalents - end of period		454,200	642,618

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2018	2017
	$	$
Share capital
Balance beginning of period	3,007,924	2,819,101
Shares issued upon exercise of share options, for cash	-	554
Transfer of contributed surplus on exercise of options	-	166
Balance end of period	3,007,924	2,819,821

Treasury stock
Balance beginning of period	(11,056)	(7,794)
Purchase of treasury stock	-	(2,049)
Shares redeemed upon exercise of restricted share units	-	1,843
Balance end of period	(11,056)	(8,000)

Contributed surplus
Balance beginning of period	2,616,593	2,606,567
Share based payments	1,730	4,497
Shares redeemed upon exercise of restricted share units	-	(1,843)
Transfer to share capital on exercise of options	-	(166)
Balance end of period	2,618,323	2,609,055

Accumulated other comprehensive loss
Balance beginning of period	(21,350)	(7,172)
Other comprehensive loss for the period	(730)	14,825
Balance end of period	(22,080)	7,653

Deficit
Balance beginning of period	(1,948,569)	(1,928,024)
Dividends paid	-	(10,610)
Profit attributable to shareholders of the Company	8,718	3,834
Balance end of period	(1,939,851)	(1,934,800)
Total equity attributable to shareholders of the Company	3,653,260	3,493,729

Non-controlling interests
Balance beginning of period	79,940	88,786
Loss attributable to non-controlling interests	(3,069)	(1,165)
Increase during the period	1,001	-
Balance end of period	77,872	87,621

Total equity	3,731,132	3,581,350

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development and mining company. The Company has operations and ongoing exploration and development projects in Turkey, Greece, Brazil, Canada, Romania and Serbia. In 2017, the Company acquired Integra Gold Corporation (“Integra”), a Canadian company with mineral assets in Quebec, Canada (note 4).

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2017.

Except as described in note 3, the same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on April 26, 2018.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

On December 31, 2017, the Company declared commercial production at the Olympias mine, having reached certain milestones. Upon declaring commercial production, Olympias transitioned from accounting for certain costs as a development stage entity to an operating entity. All other significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017.

3.	Adoption of new accounting standards and upcoming changes

The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. At January 1, 2018, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes (continued)
•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so our accounting policy with respect to financial liabilities is substantially unchanged.

As a result of the adoption of this standard, the Company has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets on the transition date.

The following are new accounting policies for financial assets under IFRS 9. All other aspects of our accounting policies for financial instruments as disclosed in note 3.7, 3.8, 3.10, 3.11, 3.13 and 3.14 to the consolidated financial statements for the year ended December 31, 2017 are unaffected:

3.7 Financial assets

(i) Classification and measurement

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

(a) Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the income statement in the period in which they arise. Derivatives are also categorised as FVTPL unless they are designated as hedges.

(b) Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

(c) Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date.

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes (continued)

(ii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(iii) Derecognition of financial assets

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the income statement. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.

The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification New classification IAS 39	New classification IFRS 9
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost
Term deposit	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	Embedded derivative separately identified as FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Debt	Amortized cost	Amortized cost
Upon adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities as FVTOCI since they are not held for trading and are held for strategic reasons.

3.8 Derivative financial instruments and hedging activities

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes (continued)

(a) Fair value hedge

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

(b) Cash-flow hedge

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.
Amounts accumulated in the hedge reserve are recycled in the income statement in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement.

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these financial statements.

3.10 Trade Receivables

Trade receivables are amounts due from customers for the sale of bullion in the ordinary course of business.

Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.

Settlement receivables arise from the sale of metals in concentrate. Settlement receivables are classified as fair value through profit and loss and are recorded at fair value at each reporting period. Changes in fair value of settlements receivable are recorded in revenue.

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company has adopted this standard effective January 1, 2018, with a modified retrospective approach.

The following is the new accounting policy for revenue recognition under IFRS 15:

3.19 Revenue recognition

Revenue is generated from the sale of sale of bullion and metals in concentrate. The Company produces doré, gold concentrate and other metal concentrates. The Company’s performance obligations relate primarily to the delivery of these products to customers, with each shipment representing a separate performance obligation.

Revenue from the sale of bullion and metals in concentrates is recognized at the point the customer obtains control of the product. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product.

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes (continued)

i) Metals in Concentrate

Control over metals in concentrates is transferred to the customer and revenue is recognized upon the placing of the material on board the vessel for shipment which is when the product is considered to be physically delivered to the customer under the customer contract.

Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in market prices until the date of final metal pricing. These subsequent changes in the fair value of the settlements receivable are recorded in revenue separate from revenue from contracts with customers.

Provisional invoices for metals in concentrate sales are typically issued for 80 – 90% of the estimated total value shortly after or on the passage of control of the product to the customer. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.

ii) Metals in doré

The refiners who receive doré from the Company, refine the materials on the Company’s behalf and arrange for sale of the refined metal on the Istanbul Gold Exchange. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Istanbul Gold Exchange.

Refined metals are sold at spot prices on the Istanbul Gold Exchange. Sales proceeds are collected within several days of the completion of the sale transaction.

The following standard has been published and is mandatory for Eldorado’s annual accounting periods beginning January 1, 2019:

•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

The Company plans to apply this standard at the date it becomes effective and expects that, under this standard, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. This implies higher amounts of depreciation expense and interest on lease liabilities that will be recorded in the Company’s profit and loss results. Additionally, a corresponding reduction in general and administrative costs and/or production costs is expected. The extent of the impact of adopting the standard has not yet been determined.

The Company is currently working on the development of its implementation plan and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Acquisition of Integra
On May 15, 2017, the Company announced that it had entered into a definitive agreement with Integra, pursuant to which Eldorado agreed to acquire all of the issued and outstanding common shares of Integra that it did not already own, by way of a plan of arrangement (the “Arrangement”). The acquisition was finalized on July 10, 2017.
Under the terms of the Arrangement former Integra shareholders were entitled to receive, at their option, for each Integra share they own either (i) 0.2425 Eldorado shares plus C$0.0001 in cash, (ii) C$1.2125 in cash, in both (i) and (ii) subject to pro ration, or (iii) 0.18188 of an Eldorado share and C$0.30313 in cash. Eldorado issued 77,180,898 common shares pursuant to the Arrangement with a fair value of $188,061 and paid $99,823 in cash to the former Integra shareholders. Integra is a resource company engaged in the exploration of mineral properties. It is focused on its high-grade Lamaque gold project located in Val-d’Or, Quebec.

As part of the consideration, the Company included advances to Integra for $27,046 and the fair value of the existing available-for-sale Integra investment that it previously owned for $41,968.

The fair value of the common shares issued as part of the consideration paid for Integra was based on the closing share price on July 7, 2017 on the Toronto Stock Exchange. The foreign exchange rate used at time of acquisition was CDN$1 = US$0.776.

The goodwill of $92,591 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.
A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

77,180,898 common shares of shares of Eldorado at C$3.14/share	$ 188,061
Cash consideration including advances	126,869
Fair value of existing available-for-sale investment in Integra by Eldorado	41,968
Total Consideration	$ 356,898

Net assets acquired:

Cash and cash equivalents	$ 5,205
Marketable securities	2,857
Accounts receivable and other	5,920
Inventories	2,471
Other assets	3,495
Property, plant and equipment	393,647
Goodwill	92,591
Accounts payable and accrued liabilities	(8,028)
Flow-through share premium liability	(4,722)
Other liabilities	(9,635)
Deferred income taxes	(126,903)
$ 356,898

For the purpose of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. The Company is in the process of preparing a more detailed assessment of Integra’s asset retirement obligation and will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price.

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Debt

Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $5,668 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at March 31, 2018 is $572 million.

6.	Revenues

For the quarter ended March 31, 2018, revenue by metal was as follows:

	March 31, 2018	March 31, 2017
	$	$
Gold revenue	115,473	90,541
Zinc revenue	7,574	10,288
Lead revenue	5,552	5,617
Silver revenue	3,000	1,858
Iron revenue	-	2,530
Revenue from contracts with customers	131,599	110,834
Gain on revaluation of derivatives in trade receivables	306	1,046
	131,905	111,880

For the quarter ended March 31, 2018, revenue from contracts with customers by product and segment was as follows:

	Turkey	Brazil	Greece	Total
	$	$	$	$

Gold revenue - dore	71,738	-	-	71,738
Gold revenue - concentrate	36,073	-	7,662	43,735
Silver revenue - dore	322	-	-	322
Silver revenue - concentrate	877	-	1,801	2,678
Lead concentrate	-	-	5,552	5,552
Zinc concentrate	-	-	7,574	7,574
	109,010	-	22,589	131,599

(7)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Revenues (continued)

For the quarter ended March 31, 2017, revenue from contracts with customers by product and segment was as follows:

	Turkey	Brazil	Greece	Total
	$	$	$	$

Gold revenue - dore	64,374	-	-	64,374
Gold revenue - concentrate	26,167	-	-	26,167
Silver revenue - dore	522	-	-	522
Silver revenue - concentrate	527	-	809	1,336
Lead concentrate	-	-	5,617	5,617
Zinc concentrate	-	-	10,288	10,288
Iron ore concentrate	-	2,530	-	2,530
	91,590	2,530	16,714	110,834

7.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2018 there were 794,010,680 (December 31, 2017 – 794,010,680) voting common shares and no non-voting common shares (December 31, 2017 – nil) outstanding.

8.	Share-based payments

(a) Share option plans

As at March 31, 2018, 29,722,573 share options were outstanding with a weighted average exercise price of Cdn$6.04. There were no movements in the number of share options outstanding during the quarter ended March 31, 2018.

As at March 31, 2018, 24,223,574 share options (March 31, 2017 – 19,457,178) with a weighted average exercise price of Cdn$6.50 (March 31, 2017 – Cdn$7.51) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended March 31, 2018 was $803.

Subsequent to March 31, 2018, 5,345,911 options at an exercise price of Cdn$1.24 were granted under the plan.

(b) Restricted share unit plan

There were no restricted share units (“RSUs”) granted, redeemed or forfeited during the quarter ended March 31, 2018 under the Company’s RSU plan. As at March 31, 2018, 1,706,096 RSUs remain outstanding.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

At the end of the period, 996,064 RSUs had fully vested and were exercisable. As at March 31, 2018, 1,706,096 common shares purchased by the Company remain held in trust in connection with this plan. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended March 31, 2018 was $303.

Subsequent to March 31, 2018, 1,894,846 RSUs were granted and 712,258 RSUs were redeemed under the plan.

(8)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Share-based payments (continued)

(c) Deferred units plan

At March 31, 2018, 596,836 deferred units (“DUs”) were outstanding with a value of $500, which is included in accounts payable and accrued liabilities.

Compensation income related to the DU’s was $412 for the quarter ended March 31, 2018.

Subsequent to March 31, 2018, 748,308 DUs were granted under the plan.

(d) Performance share units plan

There were no performance share units (“PSUs”) granted during the quarter ended March 31, 2018 under the Company’s PSU plan. Under the plan, PSUs granted vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period.

During the quarter ending March 31, 2018, 592,600 PSUs expired. As at March 31, 2018, 1,313,944 PSUs remain outstanding. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the period ended March 31, 2018 was $624.

Subsequent to March 31, 2018, 1,270,003 PSUs were granted under the plan.

9.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The assets and liabilities measured at fair value as at March 31, 2018 are marketable securities and derivatives related to the Company’s settlement receivables and metal hedge positions on lead and zinc. Both derivatives are considered level 2. The Company’s derivative asset of $500 and derivative liability of $381, related to our metal hedge positions, are included in Other assets and Accounts payable and accrued liabilities respectively in the balance sheet. The net gain related to hedge derivatives of $956 is presented in Gain on derivatives and other investments in our consolidated income statement. A summary of our metal hedging position as of March 31, 2018 is as follows:

Metal	Hedged Amount (Tonnes)	PUT ($/tonne)	CALL ($/tonne)	Maturity
Lead	3,834	$2,300	$2,625	Apr 2018 – Jun 2018
Lead	7,668	$2,300	$2,735	Jul 2018 – Dec 2018

Zinc	6,354	$2,850	$3,470	Apr 2018 – Jun 2018
Zinc	12,708	$2,850	$3,600	Jul 2018 – Dec 2018

(9)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Fair value of financial instruments (continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as FVTOCI securities.

With the exception of the fair market value of the Company’s senior notes (note 5), which are included in level 2, all carrying amounts of other financial instruments approximate their fair value.

10.	Supplementary cash flow information

	March 31, 2018 $	March 31, 2017 $
Changes in non-cash working capital
Accounts receivable and other	(2,128)	14,923
Inventories	(10,955)	(3,796)
Accounts payable and accrued liabilities	(1,972)	11,483
Total	(15,055)	22,610

Supplementary cash flow information
Income taxes paid	7,616	16,241

11.	Segmented information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2018, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

11.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Canada reporting segment includes the Lamaque project and exploration activities in Canada. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

(10)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segmented information (continued)

For the three months ended March 31, 2018
	Turkey	Brazil	Greece	Romania	Other	Canada	Total
	$	$	$	$	$	$	$
Information about profit and loss
Revenues	109,010	-	22,895	-	-	-	131,905
Production costs	48,741	-	18,494	-	-	-	67,235
Depreciation	23,735	-	5,370	-	83	-	29,188
Gross profit (loss)	36,534	-	(969)	-	(83)	-	35,482

Other material items of income and expense
Write-down of assets	459	-	1,876	1,689	-	-	4,024
Exploration costs	290	759	1,731	889	479	-	4,148
Income tax expense (recovery)	12,431	(108)	(1,363)	(2,115)	-	(1,761)	7,084

Additions to property, plant and
equipment during the period	12,583	1,673	28,715	2,487	393	22,142	67,993

Information about assets and liabilities
Property, plant and equipment (*)	824,628	198,139	2,368,602	415,918	1,062	435,454	4,243,803
Goodwill	-	-	-	-	-	92,591	92,591
	824,628	198,139	2,368,602	415,918	1,062	528,045	4,336,394

Debt	-	-	-	-	594,332	-	594,332

For the three months ended March 31, 2017
	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Revenues	91,590	2,530	17,760	-	-	111,880
Production costs	36,848	1,312	12,528	-	-	50,688
Depreciation	17,818	-	128	-	118	18,064
Gross profit (loss)	36,924	1,218	5,104	-	(118)	43,128

Other material items of income and expense
Write-down of assets	237	-	817	-	-	1,054
Exploration costs	336	1,231	1,486	1,764	430	5,247
Income tax expense (recovery)	14,557	(1,066)	66	(637)	(2,144)	10,776

Additions to property, plant and
equipment during the period	10,014	1,954	60,410	2,260	123	74,761

(11)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segmented information (continued)

For the year ended December 31, 2017	Turkey	Brazil	Greece	Romania	Other	Canada	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	835,422	196,467	2,362,107	415,856	750	416,795	4,227,397
Goodwill	-	-	-	-	-	92,591	92,591
	835,422	196,467	2,362,107	415,856	750	509,386	4,319,988

Debt	-	-	-	-	593,783	-	593,783

* Net of revenues from sale of pre-commercial production

The Turkey segment derives its revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of gold, zinc, lead and silver concentrates.

11.2	Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

(12)